                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                       AUDIO COMMUNICATION NETWORK, INC.

--------------------------------------------------------------------------------
                               (Name of Issuer)

               Shares of Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   0506E106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Douglas Wolf
                              DMA Holdings, Inc.
                        220 Jackson Street, Suite 2000
                            San Francisco, CA 94111
                                (415) 986-5511
                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                                Communications)

                                   Copy to:

                          Christopher D. Dillon, Esq.
                              Shearman & Sterling
                       555 California Street, Suite 2000
                            San Francisco, CA 94104
                           Telephone: (415) 616-1100
--------------------------------------------------------------------------------


                               September 22, 1998
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 0506E106                                       PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DMA Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 *
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,697,986 *
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 *

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,697,986 *
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,697,986
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      59.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------

      * See Item 5 of the Original Schedule 13D (as defined below).

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 0506E106                                       PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DMA Holdings Statutory Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 *
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,697,986 *
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 *

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,697,986 *
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,697,986
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      59.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

         * See Item 5 of the Original Schedule 13D (as defined below),

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 0506E106                                       PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DMA Finance, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 *
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,697,986 *
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 *

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,697,986 *
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,697,986
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      59.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

         * See Item 5 of the Original Schedule 13D (as defined below),

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 0506E106                                       PAGE 5 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Intercontinental Pacific Group, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 *
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,697,986 *
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 *

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,697,986 *
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,697,986
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      59.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

         * See Item 5 of the Original Schedule 13D (as defined below),

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 0506E106                                       PAGE 6 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas Wolf
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 *
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,697,986 *
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0 *

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,697,986 *
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,697,986
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      59.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

         * See Item 5 of the Original Schedule 13D (as defined below),

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 1 amends the statement on Schedule 13D, originally filed with the Securities and Exchange Commission on June 15, 1998 (the "Original Schedule 13D"). This Amendment No. 1 is filed with respect to the shares of common stock, par value $0.25 per share (the "Common Shares"), of Audio Communications Network, Inc., a Florida corporation (the "Company"). The principal executive offices of Issuer are located at 1000 Legion Place, Suite 1515, Orlando, Florida 32801.

          Unless otherwise indicated, capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Schedule 13D.

Item 1.   Security and Issuer.
          -------------------

          No changes.

Item 2.   Identity and Background.
          -----------------------

          No changes.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          No changes.

Item 4.   Purpose of Transaction.
          ----------------------

          The response set forth in Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

          "The Stock Option and Proxy were granted by Suncom in connection with the execution of the Agreement and Plan of Merger, dated as of June 5, 1998 (the "Merger Agreement"), among DMA Holdings, Diverse Media Acquisitions, Inc., a Florida corporation and a wholly owned subsidiary of DMA Holdings ("Purchaser"), and Issuer. Pursuant to the Merger Agreement and subject to the conditions set forth therein, Purchaser will be merged with and into the Issuer, with the Issuer as the surviving corporation (the "Merger"). At the time the Merger becomes effective (the "Effective Time"), each issued and outstanding share of Common Stock will be converted into the right to receive $6.40 per share, net in cash.

          Subject to the conditions that (a) any applicable waiting periods (and any extension thereof) under the Hart-Scott-Rodino Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder with respect to the exercise of the Stock Option shall have expired or been terminated or (b) no preliminary or permanent injunction or other order, decree or ruling issued by any court or governmental or regulatory authority, domestic or foreign, of competent jurisdiction prohibiting the exercise of the Stock Option or the deliver of the Option Shares shall be in effect, DMA Holdings may exercise the Stock Option at any time and from time to time following the termination of the Merger Agreement (other than a termination pursuant to Section 7.01(c) thereof) until the expiration of such Stock Option. The Stock Option will expire if (y) it is not exercised prior to the close of business on the 60th day following the termination of the Merger Agreement or (z) the Merger Agreement is terminated pursuant to Section 7.01(c) thereof.

          The Proxy granted by Suncom in the Stock Option Agreement is exercisable during and for the term of the Stock Option granted to DMA Holdings thereunder (or, following termination of the Merger Agreement, during such periods as the Stock Option is exercisable).

          Upon the consummation of the Merger, each of the Reporting Persons will review its investment in Issuer and may enter into definitive plans or proposals with respect to Issuer, which include, but are not limited to (a) a sale, transfer or leasing of all or substantially all of the assets of Issuer or any of its subsidiaries, (b) an extraordinary corporate transaction involving Issuer or any of its subsidiaries, (c) a material change in the Issuer's capitalization, (d) any other material change in Issuer's business or corporate structure, or (e) any action similar to any of those enumerated above. The Reporting Persons are currently exploring possible strategic alternatives (including those described in clauses (a) through (e)) relating to its ownership of the Issuer following the Merger.

          Further to the preceding paragraph, DMA Holdings and ABRY Partners, Inc. ("ABRY") have entered into a non-binding preliminary statement of intentions (the "Letter of Intent"), pursuant to which DMA Holdings and ABRY have agreed to negotiate the terms of a proposed acquisition (the "Acquisition") by ABRY of substantially all of the assets of Issuer upon the consummation of the Merger substantially on the terms set forth in the Letter of Intent. The Letter of Intent does not constitute an obligation or commitment of the parties to enter into a definitive asset purchase agreement and any obligations or commitments to proceed with the Acquisition will be contained only in such a definitive agreement. There can be no assurance that the parties will enter into a definitive agreement regarding the Acquisition.

          The descriptions herein of the Merger Agreement, the Stock Option Agreement and the Letter of Intent are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1, 2 and 3, respectively."

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          No changes.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          No changes.

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Item 7 of the Schedule 13D is hereby amended by adding the following to the end thereof:


        "4. Letter, dated September 22, 1998, from DMA Holdings, Inc. to ABRY Partners, Inc."

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


September 23, 1998                      DMA HOLDINGS, INC.


                                        By: /s/ Douglas Wolf
                                           -------------------------------
                                            Name:  Douglas Wolf
                                            Title: President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


September 23, 1998                     DMA Holdings Statutory Trust

                                       By: First Union National Bank, as Trustee

                                       By: /s/ W. Jeffrey Kramer
                                          --------------------------------
                                           Name:  W. Jeffrey Kramer
                                           Title: Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


September 23, 1998                     DMA Finance, L.P.

                                       By: Intercontinental Pacific Group, Inc.,
                                           its general partner

                                       By: /s/ Douglas Wolf
                                          --------------------------------
                                           Name:  Douglas Wolf
                                           Title: President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


September 23, 1998                      Intercontinental Pacific Group, Inc.


                                        By: /s/ Douglas Wolf
                                           -------------------------------
                                           Name:  Douglas Wolf
                                           Title: President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


September 23, 1998                              /s/ Douglas Wolf
                                          -------------------------------
                                                Name:  Douglas Wolf

                                 EXHIBIT INDEX




EXHIBIT NO.                         DESCRIPTION                         PAGE NO.
-----------                         -----------                         --------

 +  1.          Agreement and Plan of Merger, dated as of June 5, 1998,
                among DMA Holdings, Inc., Diverse Media Acquisition,
                Inc., and Audio Communications Network

 +  2.          Stockholder's Stock Option Agreement, dated as of June
                5, 1998, between DMA Holdings, Inc. and Suncom
                Communications, L.L.C.

    4 Letter, dated September 22, 1998, from DMA Holdings, Inc. to ABRY Partners, Inc.





+    Previously filed.